Exhibit 99.6

CONSENT OF MARC LEDUC

I, Marc Leduc, P.Eng, hereby consent to the references to, and the use of any information derived from, the technical report titled “NI 43-101 Technical Report, Aurizona Resource and Reserve Update, Brazil” dated April 29, 2013, but having an effective date of January 29, 2013 (the “Report”) in the annual report on Form 40-F of Sandstorm Gold Ltd. for the fiscal year ended December 31, 2014 and any amendments thereto (the “Annual Report”) being filed with United States Securities and Exchange Commission, which Annual Report incorporates by reference and attaches as an exhibit the Sandstorm Gold Ltd. Annual Information Form for the year ended December 31, 2014 which refers to information contained in the Report.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Annual Report.

Date: March 17, 2015

/s/ Marc Leduc
Name: Marc Leduc, P. Eng.
Title: President and Chief Executive Officer, Luna Gold Corp.